Exhibit 99.1

TSX: JE

NYSE: JE

•	FOR IMMEDIATE RELEASE

PRESS RELEASE

Just Energy to Announce First Quarter Fiscal 2018 Results

TORONTO, ONTARIO - - July 27th, 2017 - -

Just Energy Group, Inc. (TSX:JE; NYSE:JE), a leading retail energy provider specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options, today announced that it will release operating results for first quarter fiscal 2018 after market close on August 9th, 2017. The Company will host a conference call and live webcast to review the fiscal first quarter results beginning at 10:00 a.m. ET on August 10th, 2017 followed by a question and answer period. Rebecca MacDonald, Executive Chair, President & Co-Chief Executive Officers James Lewis and Deborah Merril, and Chief Financial Officer Patrick McCullough will participate on the call.

Just Energy Conference Call and Webcast

•	Thursday, August 10th, 2017
•	10:00 a.m. ET

Those who wish to participate in the conference call may do so by dialing 1-877-870-4263 and ask to be joined into the Just Energy call. The call will also be webcast live over the internet at the following link:

https://www.webcaster4.com/Webcast/Page/1731/22127

An audio tape rebroadcast will be available starting one hour after the conference and will be available until August 17, 2017. To access the rebroadcast please dial 1-877-344-7529 and ask to be joined into the Just Energy call.

About Just Energy Group Inc.

Established in 1997, Just Energy (NYSE:JE, TSX:JE) is a leading retail energy provider specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options. With offices located across the United States, Canada, the United Kingdom and Germany, Just Energy serves approximately two million residential and commercial customers providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy Group Inc. is the parent company of Amigo Energy, Green Star Energy, Hudson Energy, Just Energy Solar, Tara Energy and TerraPass.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Patrick McCullough

Chief Financial Officer

Just Energy

713-933-0895

pmccullough@justenergy.com

or

Michael Cummings

Investor Relations

Alpha IR

617-461-1101

michael.cummings@alpha-ir.com